Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated March 10, 2011 to the Prospectus dated November 4, 2009 File No. 333-162019

363 N. Sam Houston Pkwy E, Suite 380
Houston, Texas 77060

March 10, 2011

VIA FACSIMILE

To:	Purchaser

Re:	NOTICE OF OFFER OF SECURITIES IN A SUBSEQUENT PLACEMENT UNDER SECURITIES PURCHASE AGREEMENT WITH FAR EAST ENERGY CORPORATION

Ladies and Gentlemen:

This Offer Notice is being delivered pursuant to Section 4.13 of the Securities Purchase Agreement dated March 8, 2010 among Far East Energy Corporation (the “Company”), you and the other investors party thereto (the “Securities Purchase Agreement”).  Undefined capitalized terms have the meanings set forth in the Securities Purchase Agreement.  Earlier today, you indicated that you wish to receive additional terms respecting the Subsequent Placement identified in a Pre-Notice delivered to you by the Company.

Accordingly, please be advised of the following with respect to the Subsequent Placement:

1. Offered Securities.  The Company is offering up to a maximum of 51,707,317 shares of its common stock at a price per share of up to $0.5125 pursuant to a Stock Purchase Agreement, the form of which is delivered herewith.   Of the common stock the Company is offering in this Subsequent Placement, up to 25,853,658  shares of common stock are being offered to the investors party to the Securities Purchase Agreement.   For additional information regarding the Subsequent Placement, see the preliminary prospectus supplement dated March 10, 2011 delivered herewith. When available, a copy of the final prospectus for the offering may be obtained from Luis F Restrepo of Religare Capital Markets, Inc., 40 West 57th Street, 20th Floor, New York, NY 10019, USA.

2. Persons or Entities to Which the Offered Securities Are To Be Issued. The persons or entities to which the Offered Securities are to be issued have not yet been identified, although affiliates of Och-Ziff Capital Management Hong Kong Limited, Senrigan Capital Group Limited, APAC Resources Limited and Casey Capital have given preliminary verbal indications of interest.  Other investors may also participate.  There can be no assurance that any of the above-listed persons or entities will participate in the offering.

To the extent the Subsequent Offering is completed, the Company hereby offers to issue and sell to you your pro rata portion of 50% of the Offered Securities hereunder, based on the portion of the Securities you purchased relative to all Securities acquired by the Purchasers on March 11, 2010 (the “Original Placement”).

To accept this Offer, in whole or in part, you must sign below and return this notice by facsimile to the undersigned at 832-598-0479 with a copy to Baker & McKenzie LLP, attention Roger Bivans, at 214-965-5955 prior to 11:59 p.m. New York City time today, setting forth the portion of your Election Amount that you elect to purchase.  Failure to reply within the specified timeframe will be considered an irrevocable election by you not to participate in the Offer of the Offered Securities.  If you and the other Purchasers elect to participate for more than the total Election Amount with respect to this Subsequent Placement, your respective subscriptions will be pro-rated based upon your respective Subscription Amounts relative to all Subscription Amounts in the Original Placement.

If you have any questions, please contact the undersigned at 832-598-0470.

FAR EAST ENERGY CORPORATION

/s/ Bruce Huff
Bruce N. Huff
Chief Financial Officer

The undersigned hereby elects to exercise its right under Section 4.13 of the Securities Purchase Agreement to participate in the
Subsequent Placement for the specified Election Amount.

Purchaser
Name:

By:

Name:

Title:

Election Amount:

Enclosure